SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atmospheric Plasma Holdings, LLC (not included)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 89,320,265 [1] 8. Shared Voting Power 0 9. Sole Dispositive Power 89,320,265 [1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,320,265 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40.3%
14.	Type of Reporting Person (See Instructions) OO

[1]	The shares that Atmospheric Plasma Holdings, LLC (the “LLC”) is deemed to beneficially own include 1,363,636 shares which the LLC will receive if it exercises options it holds and 500,000 shares which it would receive if it converted 500,000 Class B Common Shares to Common Shares.

CUSIP No. 049567 10 0	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kimberly Kelly-Wintenberg N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 250,000[1] 8. Shared Voting Power 89,320,265[2] 9. Sole Dispositive Power 250,000[1] 10. Shared Dispositive Power 89,320,265[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,570,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	These shares are shares which Ms. Kelly-Wintenberg would receive if she exercised options granted in connection with her employment.
[2]	The shares that Ms. Kelly-Wintenberg shares voting and dispositive power include: 87,456,629 shares which are owned by Atmospheric Plasma Holdings, LLC (the “LLC”) of which Ms. Kelly-Wintenberg is a member of the Board of Governors and an owner, 1,363,636 shares which the LLC would receive if it exercised its options and 500,000 shares which the LLC would receive if it converted its 500,000 Class B Common Shares to Common Shares.

CUSIP NO. 049567 10 0	Page 3 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas W. Reddoch N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,000,000[1] 8. Shared Voting Power 89,320,265[2] 9. Sole Dispositive Power 4,000,000[1] 10. Shared Dispositive Power 89,320,265[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,320,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 41.3%
14.	Type of Reporting Person (See Instructions) IN

[1]	These shares are shares which Mr. Reddoch would receive if he exercised options granted in connection with his employment.
[2]	The shares that Mr. Reddoch shares voting and dispositive power include: 87,456,629 shares which are owned by Atmospheric Plasma Holdings, LLC (the “LLC”) of which Mr Reddoch is a member of the Board of Governors and an owner, 1,363,636 shares which the LLC would receive if it exercised its options and 500,000 shares which the LLC would receive if it converted its 500,000 Class B Common Shares to Common Shares.

SCHEDULE 13D

CUSIP No. 049567 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel M. Sherman N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 250,000 [1] 8. Shared Voting Power 89,320,265 [2] 9. Sole Dispositive Power 250,000 [1] 10. Shared Dispositive Power 89,320,265 [2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,570,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	These shares are shares which Mr. Sherman would receive if he exercised options granted in connection with his employment.
[2]	The shares that Mr. Sherman shares voting and dispositive power include: 87,456,629 shares which are owned by Atmospheric Plasma Holdings, LLC (the “LLC”) of which Mr. Sherman is a member of the Board of Governors and an owner, 1,363,636 shares which the LLC would receive if it exercised its options and 500,000 shares which the LLC would receive if it converted its 500,000 Class B Common Shares to Common Shares.

SCHEDULE 13D

CUSIP No. 049567 10 0		Page 5 of 5
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Suzanne L. South N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 250,000 [1] 8. Shared Voting Power 89,320,265 [2] 9. Sole Dispositive Power 250,000 [1] 10. Shared Dispositive Power 89,320,265 [2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,570,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 40.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	These shares are shares which Ms. South would receive if she exercised options granted in connection with her employment.
[2]	The shares that Ms. South shares voting and dispositive power include: 87,456,629 shares which are owned by Atmospheric Plasma Holdings, LLC (the “LLC”) of which Ms. South is a member of the Board of Governors and an owner, 1,363,636 shares which the LLC would receive if it exercised its options and 500,000 shares which the LLC would receive if it converted its 500,000 Class B Common Shares to Common Shares.

Item 1.	Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2.	Identity and Background.

(a), (b) and (c)     The entity filing this report is Atmospheric Plasma Holdings, LLC (the “LLC”), formerly Atmospheric Glow Technologies, LLC, and is a Tennessee limited liability company which prior to transferring its assets to Atmospheric Glow Technologies, Inc. (“AGT”) was in the business of developing and commercializing technology and is now in the business of holding the shares of stock of AGT. Its principal office address is 924 Corridor Park Blvd., Knoxville, Tennessee 37932. The names, addresses and present principal occupation of the individuals filing this statement are as follows:

1.	Kimberly Kelly-Wintenberg 924 Corridor Park Blvd. Knoxville, Tennessee 37932
	Principal Occupation:	President of Atmospheric Glow Technologies, Inc. (same address as above)
2.	Thomas W. Reddoch 924 Corridor Park Blvd. Knoxville, Tennessee 37932
	Principal Occupation:	Chief Executive Officer and Chairman of Atmospheric Glow Technologies, Inc. (same address as above)
3.	Daniel M. Sherman 924 Corridor Park Blvd. Knoxville, Tennessee 37932
	Principal Occupation:	Director of Plasma Science of Atmospheric Glow Technologies, Inc. (same address as above)
4.	Suzanne L. South 924 Corridor Park Blvd. Knoxville, Tennessee 37932
	Principal Occupation:	Director of Bio-Development of Atmospheric Glow Technologies, Inc. (same address as above)

(d)     None of the reporting persons has been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e) None of the reporting persons has had a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws entered against them in the last five years.

(f) All of the individuals who are reporting persons are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The LLC acquired the 87,456,629 Common Shares, 500,000 Class B Common Shares (convertible into 500,000 Common Shares) and 1,363,636 options to purchase Common Shares of AGT in consideration of the transfer of the assets of the LLC to AGT in a reverse acquisition. The individual reporting persons are all members of the Board of Governors and owners of the LLC. The individuals received the options to purchase AGT shares over which they have sole power in connection with their employment by AGT.

Item 4.	Purpose of Transaction.

The LLC acquired the shares and options of AGT in connection with a reverse acquisition. The LLC transferred substantially all of its assets to AGT in return for the shares and options of AGT and the assumption of certain liabilities by AGT. The business of the LLC has become the primary business of AGT. The LLC has the option to acquire up to 1,363,636 additional Common Shares for three years from the effective date of the acquisition at a price of $0.11 per share. The individual reporting persons control the LLC as its Board of Governors (and are owners) and hold their interest in the LLC for investment.

Immediately prior to the transfer of assets, three new individuals became directors of AGT including Ms. Kelly-Wintenberg who is now the President of AGT and a reporting person on this report. The LLC through its Class B Common Shares and Common Shares controls AGT.

Item 5.	Interest in Securities of the Issuer.

The amount of shares beneficially owned by each of the undersigned on the date hereof is as follows:

Atmospheric Plasma Holdings, LLC

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	89,320,265	40.3%

(b)	Sole Voting Power	89,320,265	40.3%
	Shared Voting Power	0	0%
	Sole Dispositive Power	89,320,265	40.3%
	Shared Dispositive Power	0	0%

Kimberly Kelly-Wintenberg

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	89,570,265	40.4%

(b)	Sole Voting Power	250,000	0.1%
	Shared Voting Power	89,320,265	40.3%
	Sole Dispositive Power	250,000	0.1%
	Shared Dispositive Power	89,320,265	40.3%

Thomas W. Reddoch

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	93,320,265	41.3%

(b)	Sole Voting Power	4,000,000	1.8%
	Shared Voting Power	89,320,265	39.6%
	Sole Dispositive Power	4,000,000	1.8%
	Shared Dispositive Power	89,320,265	39.6%

Daniel M. Sherman

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	89,570,265	40.4%

(b)	Sole Voting Power	250,000	0.1%
	Shared Voting Power	89,320,265	40.3%
	Sole Dispositive Power	250,000	0.1%
	Shared Dispositive Power	89,320,265	40.3%

Suzanne L. South

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	89,570,265	40.4%

(b)	Sole Voting Power	250,000	0.1%
	Shared Voting Power	89,320,265	40.3%
	Sole Dispositive Power	250,000	0.1%
	Shared Dispositive Power	89,320,265	40.3%

(c)	The LLC received its shares and option in AGT effective February 29, 2004 in connection with the transfer of substantially all of the assets of the LLC to AGT. The individual reporting persons all received their options in connection with the employment agreements which were effective as of March 1, 2004.

(d)	The reporting persons hereunder are the persons who have the right to direct the disposition of the sale of the securities by the LLC. In the event that the shares are sold, the following persons, as owners of the LLC, would be entitled to receive proceeds relating to 5% or more of the class of stock of AGT: Kimberly Kelly-Wintenberg, Suzanne L. South and the Tennessee Center for Research and Development.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, the LLC has options to purchase at $0.11 per share up to 1,363,636 Common Shares of AGT for three years beginning on March 1, 2004.

Item 7.	Material to be Filed as Exhibits.

(1)	Joint Filing Agreement.

(2)	Option Agreement between Atmospheric Glow Technologies, Inc. and Atmospheric Plasma Holdings, LLC (formerly Atmospheric Glow Technologies, LLC).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2004

Atmospheric Plasma Holdings, LLC

By:	/S/ KIMBERLY KELLY-WINTENBERG

Title:	Chief Manager

/S/ KIMBERLY KELLY-WINTENBERG
Kimberly Kelly-Wintenberg

/S/ THOMAS W. REDDOCH
Thomas W. Reddoch

/S/ DANIEL M. SHERMAN
Daniel M. Sherman

/S/ SUZANNE L. SOUTH
Suzanne L. South